

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 15, 2015

VIA E-MAIL

Gary F. Murtagh
Vice President and Senior Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111-2992

> Re: Massachusetts Mutual Variable Life Separate Account I
> Massachusetts Mutual Life Insurance Company ("Company")
> Initial Registration Statement filed on Form N-6
> File Nos. 333-206438 and 811-08075

Dear Mr. Murtagh:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 18, 2015. Based on our review, we have the following comments.[1]

General

1. Please confirm supplementally that all missing information and/or bracketed information, including the financial statements, exhibits and other required information, will be filed in a pre-effective amendment to the registration statement.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support of any of the benefits or features associated with the certificate.

Cover Page:

3. <u>Number of Investments:</u> In the second paragraph, please clarify that a Certificate owner may only invest in twenty five (25) of the available investment options under the Separate Account and the GPA.

4. <u>Material State Variations:</u> (i) please revise the fourth paragraph to state that all material state variations are disclosed in the prospectus (and not in the SAI); (ii) please also eliminate the statement that owners

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[1] Capitalized terms have the same meaning as in the registration statement. Page numbers refer to the clean courtesy copy of the registration statement provided to the staff, unless otherwise indicated.

should look to the Certificate for these variations or terms and make conforming changes throughout the registration statement (*e.g.,* Summary of Benefits and Risks, sentence two (2) in "Right to Return the Certificate" section); and (ii) if a rider is not available in all states, please identify in the prospectus the states or the circumstances under which the rider is not available (*e.g.,* Accelerated Benefits for Terminal Illness Rider on page 34). We note that currently only disclosure relating to residents of Puerto Rico is included in the prospectus.

Summary of Benefits and Risks

5. Choice of Death Benefit Options: For clarity, please define the "minimum death benefit."

6. Right to Return the Certificate: Please include a cross-reference to the disclosure contained in the section under the caption "Your Right to Return the Certificate" on page 12 of prospectus. As note prior, please delete the statement that owners should look to the Certificate for more details.

7. Guaranteed Principal Account: Please include disclosure indicating that the GPA is part of the Company's general account and is subject to the Company's financial strength and claims paying ability.

8. Certificate Charge Changes: Please add disclosure that the Company will notify the owner of any such changes through a prospectus supplement.

9. Additional Risks: Please consider renaming "Additional Risks" as "Portfolio Company Risk" or "Underlying Funds Risk" or a similar caption to alert the reader that the risk relates directly to the risks of the funds underlying the divisions of the Separate Account ("Underlying Funds"). Please consider defining a term here to represent the divisions of the Separate Account (*e.g*., "Underlying Funds" or "Fund(s)"). We note that the terms "Underlying Funds" or "Fund(s) are used alternatively throughout the prospectus to refer to the Underlying Funds (*e.g*., inside cover page and Table of Contents under "Investment Choices").

Fee Tables

10. Transaction Fee Table (page 6): (i) in the narrative under the referenced caption, please consider including a reference to transfers between the Underlying Funds and the GPA; (ii) in the last row of the Table, please clarify the identity of the 3.19% multiple (*e.g.,* account value); and (iii) in footnote 2 to the Table, please delete the statement that the rider be consulted. Please also specify the age range applicable to the account value percentages noted or cross-reference to where this information may be found in the prospectus.

11. Periodic Charges Fee Table (pages 6-7):

    a. General: Please revise the table in accordance with Item 3 and Instruction 3 of Form N-6.

    b. Cost of Insurance Charge: (i) please disclose the minimum and maximum "Cost of Insurance Charges" separately and revise the caption of the relevant column, as appropriate; (ii) in row two, the disclosure relating to the "Cost of Insurance Charge" references "death benefit option 1." Please revise this reference, as appropriate; and (iii) please review and revise footnotes 1-3 for brevity and plain English. For example, in footnotes 1 and 3, please consider moving all information concerning ported certificates and funding ratios to the "Charges and Deductions" section of the prospectus and providing an appropriate cross-reference.

c. Rider Charges: We are confused by your presentation of the minimum and maximum charges in both columns and the reference to the "current charge" for the "Spousal Level Term Rider." Please show the minimum and maximum charges in separate columns.

12. <u>Index of Special Terms</u>: We note that only some special terms are capitalized. On page 9, please consider capitalizing each "Special Term" or utilizing a consistent format. In addition, please consider including the following terms in the Index: "base selected face amount" and "supplemental selected face amount." Please also define capitalized terms when first used or where appropriate (e.g., "Cash Value Accumulation Test" and "Guideline Premium Test").

13. <u>Purchasing a Certificate</u>: On page 12, under the referenced caption, please consider including brief disclosure explaining the available supplemental selected face amount choices. In the second paragraph under the caption, please reconcile the apparent conflict between the issue date and when coverage begins.

14. <u>Your Right to Return the Certificate</u>: On page 12, under the referenced caption, in paragraph two, please clarify that if the Certificate is canceled during the free-look period, the refund is "the greater" of the two amounts stated as opposed to "either" as is currently stated.

15. <u>MEC</u>: On page 14, in the top paragraph, please consider including a brief description of a MEC.

16. <u>The Separate Account</u>: On page 15, in the fifth paragraph under the referenced caption, please clarify that in the event the assets in the Separate Account exceed liabilities, the Company may only withdraw seed capital and earned fees and charges.

17. <u>Underlying Funds</u>: On page 16, under the caption "Fixed Income", the list of funds includes the "MML Total Return Bond Fund (Service Class I)." The inside cover page of the prospectus lists a fund named "MML Total Return Bond Fund (Class II)." Please address this inconsistency.

18. <u>Addition, Removal, Closure or Substitution of Funds</u>: On page 18, under the referenced caption, we are unclear as to the meaning of the sentence "We may also decide to purchase for the Separate Account securities from other funds." Please supplementally explain the meaning of the disclosure or revise, as appropriate. Please also clarify whether your right to transfer Separate Account assets is subject to obtaining certificate owners' and regulatory approvals.

19. <u>Certificate Termination</u>: On page 21, under the caption "Certificate Termination," please clarify when and under what circumstances a Certificate will terminate.

20. <u>Withdrawals</u>: On page 24, in the second bullet under the referenced caption, please revise the disclosure for plain English or consider presenting an example to illustrate the calculation of the maximum withdrawal amount.

21. <u>Death Benefit</u>: On page 27, in the first paragraph under the referenced caption, please clarify how you determine that a claim is valid.

22. <u>Minimum Death Benefit</u> : On page 27, in the paragraph under the referenced caption, please provide a list showing the percentage applicable to each age. In addition, please confirm that the relevant age is the age at the time of death.

23. Right to Change Selected Face Amounts: On page 28, in the first paragraph under the referenced caption, please clarify if the "premium load" will change. The second sentence states, "If you change your selected face amounts, subject to underwriting review, your certificate charges will change accordingly." Please reflect all such charges in the Transaction Fee Table.

24. When We Pay Death Benefit Proceeds: On page 29, in the third paragraph under the referenced caption, please clarify whether "misstatement of age" is a basis for subjecting a claim to a "contestable period."

25. Other Benefits Available Under the Certificate:

   a. On pages 34-37, unless otherwise specified, please disclose if any of the additional riders must be purchased or elected on the "certificate date." For example, we note that there is no indication as to when the Accidental Death Benefit Rider or the Children's Level Term Insurance Rider must be elected.

   b. On page 35, in the Accelerated Benefits for Terminal Illness Rider disclosure, the last sentence indicates that the rider may be subject to limited availability. Please disclose whether there are any states or circumstances under which this rider is not available.

   c. On page 35, please clarify the purpose of the Overloan Protection Rider and disclose the "one-time fee" charged to exercise it.

26. Your Voting Rights: On page 43, in the paragraph adjacent to the referenced caption, please state that the shares held in the name of the Company and its affiliates will also be proportionately voted.

27. Separate Account Changes: On page 44, the third caption is titled "Reservation of Company Rights to Change the Certificate or Separate Account." However, the next caption is titled "Separate Account Changes" and the bulleted disclosure beneath it describes only circumstances wherein MassMutual reserves the right to make changes only to the Separate Account and not the Certificate. Accordingly, please revise the first caption to delete the reference to the "Certificate." In addition, please ensure that the bullets include all circumstances wherein MassMutual reserves the right to make material changes to the Separate Account (*e.g*., increase fees and charges and taxation of Separate Account Divisions).

Statement of Additional Information

28. On page 2, in the top paragraph, please disclose the name of each person that controls MassMutual and the nature of its business, if applicable.

29. Please provide the disclosure required by Items 19(c) (material contracts), Item 21(a) (method to determine premium load) and Item 21(b) (disclosure related to the group life insurance plan(s)), as appropriate.

Tandy Representation

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert the staff's comments, or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after we receive your response to our comments. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant and its underwriter must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6815. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at gregoryk@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel
Disclosure Review Office